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                                                                    EXHIBIT 4.17

                     LOAN EXTENSION AND CONVERSION AGREEMENT

      This Extension and Conversion Agreement ("Agreement") is entered into as of April 1, 2004, by and between Frastacky Associates, Inc. ("Frastacky") and Interchange Corporation (formerly known as eLibration.com Corporation), a Delaware corporation (the "Company") to provide for the extension of the maturity date and conversion of the outstanding balance of principal and accrued interest under the promissory notes ("Notes") made by the Company in favor of Frastacky, on the following terms and conditions:

      1. Notes. The Notes which are the subject of this Agreement are the following: (a) that certain Promissory Note dated July 18, 2001, in the principal sum of $350,000, (b) that certain Promissory Note dated October 24, 2001 in the principal sum of $125,000, (c) that certain Promissory Note dated November 28, 2001 in the principal sum of 75,000, (d) that certain Promissory Note dated November 25, 2002 in the principal sum of $250,000, (e) that certain Promissory Note dated January 17, 2003, in the principal sum of $150,000, (f) that certain Promissory Noted dated January 17, 2003, in the principal sum of $100,000, and (g) that certain Promissory Note dated January 30, 2003, in the principal sum of $250,000. Each of the Notes is secured by a written Security Agreement dated August 15, 2001.

      2. Extension of Maturity Date. The "Maturity Date" of each of the Notes is hereby extended to the earlier of (a) 1 day before the first maturity date of any outstanding 8% Convertible Secured Promissory Note issued by the Company;
(b) ten (10) business days after the Company completes an initial public offering of its common stock; and (c) December 31, 2004; provided that Frastacky may declare all of the Notes to be in default if an Event of Default occurs under any of the Notes prior to the Maturity Date.

      3. Conversion Right. At the sole option of Frastacky, the outstanding balance of principal and interest due under the Notes ("Conversion Amount") may be converted into shares of the Company's common stock ("Converted Shares") at a purchase price of $2.00 per share, at any time prior to payment in full of the Notes. To effect such conversion, Frastacky shall deliver the Notes to the Company for cancellation together with written notice of conversion. The Company shall, no later than ten (10) business days after receipt of the Notes and notice of conversion, cancel the Notes and issue to Frastacky or the holder of the Notes stock certificates representing the Converted Shares. If any change is made in the Company's common stock (through reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split or reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise), the class and number of shares and price per share of Common Stock subject to conversion will be appropriately adjusted.

      4. Piggyback Registration. As a material inducement for Frastacky to enter into this Agreement, the Company agrees to provide "piggyback" registration rights as follows: At such time as the Company first files for registration of shares of any class of stock of the Company under the Securities Act of 1933, as amended, except for newly issued shares to be offered pursuant to an initial public offering, the Company shall include in such registration not less than the number of the Converted Shares which when multiplied by the last price per share of the Company's common stock sold by the Company prior to the registration filing equals the Conversion Amount. For example, if the Conversion Amount is $1,400,000 on the date that Frastacky delivers its written notice of conversion and the last price per share of the Company's common stock sold by the Company prior to the registration filing is $2.00, then the Company shall register not less than 700,000 of the Converted

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Shares pursuant to this paragraph. All fees, charges, costs and expenses of any kind (including legal fees) in connection with such piggyback registration shall be borne by the Company.

      5. Representations by Company. As a material inducement by the Company to Frastacky to enter into this Agreement, the Company represents and warrants to
Frastacky:

      5.1 This Agreement does not conflict with any other agreement or understanding to which the Company is a party.

      5.2 Except for repayment obligations under the Notes, the Company is not in breach of any material (under $25,000) contract, obligation or agreement.

      5.3 The Company has no claims, offsets or defenses with respect to the payment of sums due under the Notes or the Security Agreement.

      5.4 No person has, has asserted, or has threatened, any lien, claim or encumbrance against any of the Company's assets which is senior in priority to the lien in favor of Frastacky pursuant to the Security Agreement

      5.5 This Agreement and the transactions provided herein have been duly authorized by the Company. No further acts, consents or approvals are necessary for this Agreement to be the legally binding obligation of the Company. The person signing this Agreement on behalf of the Company is duly authorized to do so.

      6. Interests Affected. Except as expressly modified by this Agreement, the Notes and Security Agreement remain fully enforceable in accordance with their terms. Except for rights expressly evidenced by the Notes, this Agreement does not affect any other interests or rights which Frastacky has relating to the Company. Without limitation, this Agreement does not affect the other shares of stock of the Company held by Frastacky, the warrants to acquire shares of stock of the Company held by Frastacky or the registration rights of Frastacky.

      7. Expenses. The Company shall pay Frastacky's reasonable legal expenses incurred in connection with such conversion, including the review and execution of this Agreement, but excluding costs related to the original issuance of the Note, provided, that, if requested by the Company, such expenses are supported by reasonably detailed documentation allowing the Company to confirm that such expenses are subject to reimbursement hereunder, and provided, further, that in no event shall such expenses exceed $1,500.

      8. Successors. This Agreement is binding on the successors, assigns and representatives of the parties.

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INTERCHANGE CORPORATION,
FORMERLY KNOWN AS ELIBRATION.COM CORPORATION

By: Heath B. Clarke, CEO

FRASTACKY ASSOCIATES, INC.

By: Fedor Frastacky, President

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